Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.  CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT A R$ 1 billion donation for the novel coronavirus relief efforts in Brazil Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces to its stockholders and the general market that  it is setting up the “Todos pela Saúde” (All for Health) initiative. This initiative will be funded by the donation of R$ 1 billion for novel coronavirus relief efforts aimed to fight its effects on Brazilian society. A team of seven renowned experts will be responsible for setting out the actions to be financed by these funds. Todos pela Saúde will operate by way of four axes of action: • Informing: guiding the population with campaigns such as to promote the use of face masks; • Protecting: testing the population and health professionals; • Caring: supporting state public managers and those of large municipalities in setting up crisis committees; training and supporting health professionals; adopting telemedicine; expanding the capacity and efficiency of renowned hospitals; acquiring and distributing strategic inputs, as well as engaging equipment and human resources. • Resuming: cooperating for the development of strategies aiming to a safer resumption to social activities, and monitoring programs for high-risk population. Itaú Unibanco wants to be part of the solution to this severe crisis. Against this backdrop, Todos pela Saúde joins other initiatives already disclosed in the last few weeks, such as the amount of R$250 million that has been allocated to several different projects for improving Brazil’s hospital infrastructure, in addition to the production and purchase of test kits, protection masks, health equipment, hygiene kits, and food. São Paulo (SP), April 13, 2020. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations